Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004 (the “Merger Agreement”), by and among Camden, Camden Summit, Inc. (formerly Camden Sparks, Inc.), a wholly owned subsidiary of Camden, and Summit, as amended pursuant to the terms of an Amendment No. 1 to such Merger Agreement dated as of October 6, 2004 (the “Amendment”). The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Camden on October 5, 2004, and the Amendment is on file with the Commission as an exhibit to the Current Report on Form 8-K filed by Camden on October 7, 2004. Both the Merger Agreement and the Amendment are incorporated by reference into this filing.

     The following is a series of slides presented by Camden at the Wachovia Real Estate Securities Conference in New York, New York on December 9, 2004:

8th Annual Wachovia Real Estate Securities Conference December 9, 2004

Our Strategy Creating The Best Multifamily Platform In The Industry That Delivers Consistent Results For Our Shareholders STRATEGIC FOCUS

Camden's Progress Founded in 1980 Completed IPO in 1993 Increased assets from $200M to $3.8B Completed two mergers valued at $1.9B Completed development of over 13,000 units at $1.1B Completed acquisitions of nearly 13,000 units at $452M Completed dispositions of approximately 17,000 units at $772M MAKING THE RIGHT MOVE

FFO has grown from $1.86 to a First Call mean estimate for 2004 of $3.24 Dividend increased from $1.60 to $2.54 Share price more than doubled from $22.00 to $50.00 Our Results Speak For Themselves PERFORMANCE

Apartment REITs 5 Yr Return ESS 0.2643 UDR 0.2623 AVB 0.2453 MAA 0.2333 CPT 0.2122 ASN 0.2069 BRE 0.2033 TCT 0.1978 SMT 0.1963 AEC 0.1915 Apartments 0.1852 GBP 0.1843 EQR 0.1829 AML 0.1816 HME 0.1695 TCR 0.108 AIV 0.0748 PPS 0.0612 Total Return PERFORMANCE Apartment REIT 5-Year Annualized Total Returns December 2, 1999 - December 2, 2004 Source: Factset, Legg Mason

CONSISTENTLY OUTPERFORMING 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 YTD Average Camden 0.071 0.068 0.062 0.082 0.041 0.053 0.039 -0.047 -0.05 0.005 0.032 Peers* 0.056 0.04 0.027 0.041 0.043 0.043 0.001 -0.076 -0.055 -0.019 0.01 North 45.9 46.9 45 43.9 Source: Peers' Company Reports * Straight Average of representative peers with similar markets and product type Same Store NOI Growth:1995 - 2004

Summit Merger Will Create An Exceptional Multifamily Platform Total number of apartment homes will increase from 52,008 to 66,819 after property sales and joint ventures Total enterprise value will increase from $3.8B to $5.3B after property sales and joint ventures SOLID REPUTATION

STRENGTH Merger Summary Acquisition of Summit Properties for $1.9B Acquiring ~14,000 apartment homes 50% of NOI located in Southeast Florida and Washington, D.C. Area 48% of NOI in Atlanta, Charlotte and Raleigh 3,700 homes in development pipeline ~60% in Washington, D.C. Area ~25% in Southeast Florida

DIVERSITY Percentage Of NOI By City As Of 3Q04 Austin 2.5% Houston 13.6% Dallas 12.4% Tucson 1.3% Phoenix 5.3% Louisville 2.7% Tampa Bay 10.8% Orlando 5.8% Las Vegas 15.2% Denver 6.6% San Diego/Inland Empire 3.8% St. Louis 4.5% Kansas City 1.1% Charlotte 2.6% Greensboro 0.8% Corpus Christi 2.2% LA/Orange County 8.8%

DIVERSITY Percentage Of NOI By City After Merger And Proforma Property Sales And Joint Ventures Austin 2.0% Houston 8.9% Dallas 8.9% Tucson 0.9% Phoenix 3.1% Louisville 2.0% Tampa Bay 6.6% Orlando 4.2% Las Vegas 8.9% Denver 5.0% San Diego/Inland Empire 2.6% St. Louis 3.4% Kansas City 0.9% Charlotte 5.9% Greensboro 0.6% Philadelphia 0.9% Southeast Florida 7.0% Corpus Christi 2.4% Atlanta 6.0% Raleigh 3.9% Washington D.C. 9.1% LA/Orange County 6.8%

DIVERSITY Percentage Of NOI By City Pre- And Post-merger And Proforma Property Sales And Joint Ventures East West Central Washington, D.C. 0.091 Southeast Florida 0.07 Tampa, FL 0.066 Orlando, FL 0.042 Atlanta, GA 0.06 Charlotte, NC 0.059 Raleigh, NC 0.039 Louisville, KY 0.02 Philadelphia, PA 0.009 Greensboro, NC 0.006 Houston, TX 0.089 Dallas, TX 0.089 St. Louis, MO 0.034 Austin, TX 0.02 Corpus Christi, TX 0.024 Kansas City, MO 0.009 Tucson, AZ 0.009 Phoenix, AZ 0.031 Las Vegas, NV 0.089 San Diego, CA 0.026 LA/Orange County, CA 0.068 Denver, CO 0.05 Proforma 1Q05 Washington, D.C. 0 Southeast Florida 0 Tampa, FL 0.108 Orlando, FL 0.058 Atlanta, GA 0 Charlotte, NC 0.026 Raleigh, NC 0 Louisville, KY 0.027 Philadelphia, PA 0 Greensboro, NC 0.008 Houston, TX 0.136 Dallas, TX 0.124 St. Louis, MO 0.045 Austin, TX 0.025 Corpus Christi, TX 0.022 Kansas City, MO 0.011 Tucson, AZ 0.013 Phoenix, AZ 0.053 Las Vegas, NV 0.152 San Diego, CA 0.038 LA/Orange County, CA 0.088 Denver, CO 0.066 3Q04

Top 26 Metro Areas For Estimated Employment Gains: 2003 - 2008 PLANNING AHEAD Legend: Summit Portfolio ? Camden Portfolio ? Source: Precis METRO(c) 2004 Economy.com, Inc. * Highlighted entries represent Camden and Summit markets

Strategic Benefits Strategic geographic complement between Camden portfolio and Summit portfolio Allows Camden to enter new, East Coast markets Positions the portfolio in 19 of the top 26 highest growth markets in the U.S. for the next five years Creates a newer, higher quality apartment portfolio Combined average asset age ~9 years HIGH QUALITY

INVESTING EXCELLENCE Strategic Benefits Strong development pipeline for future growth $430M Camden current and future development pipeline $620M Summit current and future development pipeline Combined development pipeline ~$1.1B including $785M in Southern California, Southeast Florida and the Washington, D.C. Area

Financial Highlights

Conservative Debt Structure Equity Unsecured Line of Credit Unsecured Line of Credit Mortgages 2170 1101 334 170 Total Market Capitalization = $3.8BN $ Millions - as of 09/30/04 5.3% average borrowing cost of all debt. 74.4% fixed-rate debt. Manageable debt maturities over next 5 years.

Manageable Debt Maturity Schedule Future Scheduled Maturities (excluding line of credit) as of 09/30/04 $ millions 2005 2006 2007 2008 2009 2010 2011 Thereafter East 0 207.9 163 15.9 118.8 114.5 150 417.1

Camden FFO vs. Dividends Conservative Financial Policies Ensure Flexibility * Payout Ratio 86% 88% 85% 79% 75% 68% 65% 64% 65% 75% 82% 78% * First Call 2004 Mean Estimate

Summary Experienced management Sound business plan Balanced portfolio Geographic diversity Strong balance sheet with manageable interest rate exposure Proven history of performance in all market conditions living excellence

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which Camden operates, management’s beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Camden Property Trust is a real estate company engaged in the ownership, development, acquisition, management and disposition of multifamily apartment communities. Camden owns interests in and operates 145 properties containing 52,008 apartment homes in the Sunbelt and Midwestern markets from Florida to California. Upon completion of three properties under development, the Company’s portfolio will increase to 53,122 apartment homes in 148 properties.

For additional information, please contact Camden’s Investor Relations Department at (800) 922-6336 or (713) 354-2787 or access our website at http://www.camdenliving.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, on November 23, 2004 Camden filed preliminary materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a preliminary prospectus and a preliminary joint proxy statement. These materials are not yet final and will be amended. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE DEFINITIVE VERSIONS OF THE PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The preliminary materials filed on November 23, 2004, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden and Summit in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.